FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JUNE, 2007

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Minerals Inc. – News Release Dated June 21, 2007,

2.

Madison Minerals Inc. – News Release Dated June 8, 2007.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: July 5, 2007

By:

“Chet Idziszek”

Chet Idziszek

Its:        President

(Title)

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF
2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada T.604.331.8772 F.604.331.8773 Toll Free 1.877.529.8475

July 5, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge

24TH Floor - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca	2000 – 1055 West Hastings St. Vancouver, BC, Canada V6E 2E9 Phone: 604.331.8772 Fax: 604.331.8773 www.madisonminerals.com
Trading Symbol: TSXV – BUF.U OTC\BB – BYBUF FWB – B4K	Trading Symbol: TSXV-MMR OTC.BB - MMRSF

BUFFALO GOLD RELEASES NEW RESOURCE ESTIMATE FOR MT. KARE

Indicated Resources Now Represent 83% of Total

Vancouver, B.C., June 21st, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U)(OTC-BB: BYBUF)(FWB: B4K) is pleased to announce that it has received an updated mineral resource estimate for the Mt. Kare gold project which sees a 22% increase of the total property resources into the indicated category compared to the previous estimate.

The new resource estimate incorporates data from Buffalo’s 2006 infill drilling program.  That program was designed to convert inferred ounces to indicated ounces, as a requirement of the economic study for Buffalo to earn into the Mt. Kare project from Madison Minerals Inc. (“Madison,” TSX-V: MMR). The resource estimate has been successfully increased from 1.1 Million ounces of gold (see Buffalo news release June 26th, 2006) to 1.4 Million ounces of gold in the indicated category, at a gold equivalent cut-off of 1 g/t.  The drilling also delineates a higher grade core which runs most of the length of the Western Roscoelite zone and contains the majority of the 743,000 oz gold or 4.59 million tonnes at 5.04 g/t gold with a gold-equivalent cut-off of 3 g/t.

Table 1.  Mt. Kare Mineral Resource Estimate reported at a several AuEq g/t Cut-offs

Mineral Resource category	Cut-off Equivalent (AuEq g/t)	Ktonnes	Au (g/t)	Ag (g/t)	Contained koz Au
Indicated	1.0 2.0 3.0	18,830 8,559 4,587	2.31 3.66 5.04	17.31 22.51 25.37	1,396 1,008 743
Inferred	1.0 2.0 3.0	5,753 1,331 476	1.56 2.77 3.85	9.53 11.77 11.22	288 119 59

These estimates are based on a block model where the gold-equivalent service variable is derived from the sum of the gold and silver grades under the assumptions of a gold price of US$550/oz and a silver price of US$10/oz (Aueq g/t = Au g/t + (10/550) x Ag g/t).

While the 2006 work increased the understanding and confidence in the mineralization at Mt. Kare, Buffalo believes that there is potential for significant additional mineralization outside of the known zones. Buffalo and Madison therefore agreed in May of 2007 to award Buffalo 60% of the Joint Venture immediately and defer the Type 2 Preliminary Economic Feasibility Study to instead complete detailed exploration work on the many targets throughout the property (see Buffalo news release May 18th 2007).   Based on the recent aeromag survey, geological mapping and surface sampling, the Company has outlined 18 new targets on the Mt. Kare Joint Venture license area and the adjacent 100% owned Buffalo license. Buffalo is currently in the process of following-up on those targets.  New geological team members have been hired and fly-in camps have been established to aid in exploration. In addition, Buffalo has applied for a new 100% owned license adjacent to the current holdings. The new license, if awarded, will increase the total land package by approximately 30%, to approximately 660 square kilometres.   A map showing the new exploration targets is posted on the company’s website www.buffalogold.ca/2006/MtKareProject.asp .

Mineral Resource estimation method

The resource model, including the underlying database and QA/QC verification, were completed by Robert Sim of Longview Technical (www.longviewtechnical.com) and Dr. Bruce Davis in accordance with accepted industry standards.  The basic modeling parameters and approach are summarized as follows:

-

Total of 340 drill holes (55,300m) composited to standard sample length of 2 metres.

-

Nominal block size of 10x10x5mV.

-

Probability shell approach used to control domains of higher-grade gold and silver mineralization.

-

Top-cutting of outlier grades by domain.

-

Ordinary kriging used for grade estimates for gold and silver in model.

-

Inverse distance weighting (IDW to the power of 2) used for bulk density in model.

The updated resource estimate was verified by Lynn Olssen of Snowden Mining Industry Consultants (“Snowden”) (www.snowdengroup.com).  Snowden validated the earlier estimate in its NI 43-101 technical report on the Mt. Kare Project delivered to Buffalo in May 2006. (see Buffalo News Release June 26th 2006).  Snowden reviewed and validated the recent work, and will complete a NI 43-101 technical report incorporating the resource estimate on behalf of Buffalo to be filed on SEDAR within 45 days of this release.  Snowden has reviewed the contents of this release.

Mr. Brian McEwen, P.Geol., President and COO of Buffalo is the qualified person for the Mt. Kare project.

About the Mt. Kare Project

Buffalo’s flagship project is the Mt. Kare gold property in Papua New Guinea. The property is contiguous to Barrick's Porgera Gold Mine property where the various styles of mineralization identified are very similar in geological setting and structural controls to those identified at Mt. Kare.  Buffalo currently has a US$11.4 million exploration program underway at the Mt. Kare project.

About Buffalo Gold

Buffalo's management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management. The Company is actively acquiring and advancing gold resources to create producing assets.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.   To find out more about Madison Minerals Inc. (TSX-V: MMR) please visit the company website at www.madisonminerals.com.

On behalf of the Board of Directors of	On behalf of the Board of Directors of
BUFFALO GOLD LTD.	MADISON MINERALS INC.
« Damien Reynolds»	«Chet Idziszek»
Damien Reynolds	Chet Idziszek,
Chair of the Board of Directors	President and Chief Executive Officer
and Chief Executive Officer

For further information please contact:	For further information please contact:
Julie Hajduk, Investor Relations	David Scott, Investor Relations
E-mail: julie@buffalogold.ca	E-mail: dscott@mine-tech.com
Phone:604.685.5492 or T.F.1.888.685.5492	Phone: 604.331.8772 or T.F.1.877.529.8475

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY MAY USE CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS “INFERRED RESOURCE”, THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY’S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000- 30150. THE COMPANY’S FILINGS ARE AVAILABLE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.

THIS WEBSITE MAY CONTAIN INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE. WE ADVISE U.S. INVESTORS THAT THE S.E.C.'S MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILES WITH THE S.E.C. U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada T.604.331.8772 F.604.331.8773 Toll Free 1.877.529.8475

June 28 , 2007	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

DRILL CONTRACT SIGNED FOR LEWIS PROPERTY

Madison Minerals Inc.  is pleased to announce the signing of a drill contract with Major Drilling Ltd to undertake the core drilling component of the US$2.5 million 2007 exploration program planned for its Lewis Property in Nevada.   The Lewis Property,  located  immediately adjacent to Newmont Mining’s operating  8-million ounce Phoenix Mine, is being explored by the Phoenix Joint Venture comprised of Madison Minerals Inc. (60%) and Great American Minerals (40%) .

The initial stage of the 2007 Lewis Property exploration program will be a detailed Induced Polarization (IP) geophysical survey designed to assist in defining mineralized strike extensions to both the Buena Vista and Virgin Structural Zones.   The IP survey will also be focusing on outlining sulphide bearing cross structures as recently identified, in drill hole MAD-81:

Hole #	From – To (m)	Interval (m)	Gold (g/t)
MAD-81	85.4–99.1 149.4–160.1 182.9–228.7*	13.7 10.7 45.7	9.43 9.21 2.16

*MAD-81 ended within the mineralized zone at 228.7 metres.

Presently, an independent review of all previous drilling at the Lewis Property is being undertaken by Lions Gate Geological Consulting Inc.   This evaluation will include detailed 3-D computer modeling to assist with future in-fill and step-out drill planning to facilitate a preliminary resource evaluation.

The 2007 25,000-foot reverse circulation and 10,000-foot core drilling programs, will begin as soon as drill rigs and crews become available.  This program will be a continuation of the combined in-fill and step-out drilling programs which have successfully tested the Virgin Structural Zone along a 1,600-foot strike extent and to 600 feet down-dip.   Additional drilling will also be directed at the Buena Vista Structural Zone, a sub-parallel target located 1,500-feet west of the Virgin Structural Zone.

Madison’s initial drilling at Buena Vista was conducted during the 2006 exploration campaign and comprised seven widely spaced RC holes along a 1,700-foot strike extent which included previously released results of 5.44 g/t gold over 7.6 metres in hole MAD-64 and 2.82 g/t gold over 10.7 metres in hole MAD-70.

To find out more about Madison Minerals Inc. (TSX-V: MMR; OTC\BB: MMRSF), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

“Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS - THIS NEWS RELEASE CONTAINS INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE.  WE ADVISE US INVESTORS THAT THE S.E.C.’s MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILED WITH THE S.E.C.  U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACENT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES.